EXHIBIT 99.9

FOR IMMEDIATE RELEASE

TotalFinaElf signs an agreement to study a gas liquefaction project in Angola
Paris, March 27, 2002 – TotalFinaElf has signed a participation agreement alongside Norsk Hydro, BP and Esso Angola Gas Limited, with Angola’s state oil company Sonangol and ChevronTexaco to study a project to construct a Liquefied Natural Gas (LNG) plant in Angola.

The four companies each take a 12% interest in the project; Sonangol has retained 20% and ChevronTexaco, 32%.
The project is based upon a one-train design with a throughput of four million tonnes of LNG per year. New optimisation studies will now be carried out by all of the partners in the project.
TotalFinaElf is an established actor in the LNG market, with global sales of close to 6 million tonnes per year in 2001. The Group holds interests in five LNG plants around the world, located in the Middle East, Indonesia and in Nigeria. It is also a major oil operator in Angola, holding interests in 14 exploration and production licences, with an operated production of over 300,000 barrels per day.

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